UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           VIROPHARMA INCORPORATED
                               (Name of Issuer)


                   COMMON STOCK, PAR VALUE, $.002 PER SHARE
                        (Title of Class of Securities)


                                  928241 10 8
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G


CUSIP NO. 928241 10 8

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            NEW YORK LIFE INSURANCE COMPANY
            13-5582869

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                  (b) [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            NEW YORK

                        5.    SOLE VOTING POWER                   619,397

NUMBER OF               6.    SHARED VOTING POWER                       0
SHARES
BENEFICIALLY
OWNED BY
EACH                    7.    SOLE DISPOSITIVE POWER              619,397
REPORTING
PERSON                  8.    SHARED DISPOSITIVE POWER                  0
WITH

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON        619,397

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES* [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                   6.82%

12.   TYPE OF REPORTING PERSON*

            IC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                            WASHINGTON, D.C. 20549
                                 SCHEDULE 13G
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


Date: 01/22/97

Item 1(a) Name of issuer:  VIROPHARMA INCORPORATED
Item 1(b) Address of issuer's principal executive offices:

                        76 GREAT VALLEY PARKWAY
                        MALVERN, PA 19355

Item 2(a) Name of person filing:

                        NEW YORK LIFE INSURANCE COMPANY

Item 2(b) Address of principal business office:

                        51 MADISON AVENUE, ROOM 206
                        NEW YORK, NY  10010

Item 2(c)   Citizenship:NEW YORK

Item 2(d)   Title of class of securities: COMMON STOCK, PAR VALUE $.002
            PER SHARE

Item 2(e)   Cusip No.:  928241 10 8

Item 3      Type of Person: Insurance Company As Defined In Section 3(A)(19)
            Of The Act

Item 4(a)   Amount beneficially owned:          619,397

Item 4(b)   Percent of class:                      6.82%

Item 4(c)   (i)   sole power to vote:           619,397
            (ii)  shared power to vote:               0
            (iii) sole power to dispose:        619,397
            (iv)  shared power to dispose:            0

Item 5      Ownership of 5 percent or less of a class:  NOT APPLICABLE

Item 6      Ownership of more than 5 percent on behalf of another
            person:    NOT APPLICABLE

Item 7      Identification and classification of subsidiary: NOT APPLICABLE

Item 8 Identification and classification of members of the group: NOT APPLICABLE

Item 9      Notice of dissolution of the group:  NOT APPLICABLE

Item 10     Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                                /S/ DOMINIQUE O. SEMON
                                                -------------------------------
                                                      Dominique O. Semon
                                                    Assistant Vice President